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                                                  SEC File Number:     000-20206
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                                                  CUSIP Number:           71361F
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q
             [ ] Form 10D [ ] Form N-SAR [ ] Form N-CSR

             For Period Ended: September 30, 2007
                               -------------------------------------------------

             [ ]  Transition Report on Form 10-K
             [ ]  Transition Report on Form 20-F
             [ ]  Transition Report on Form 11-K
             [ ]  Transition Report on Form 10-Q
             [ ]  Transition Report on Form N-SAR

             For the Transition Period Ended:
                                              ----------------------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                                               .
-------------------------------------------------------------------------------


PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Perceptron, Inc.

Former Name if Applicable:  Not applicable

Address of Principal Executive Office (Street and Number): 47827 Halyard Drive

City, State and Zip Code: Plymouth, Michigan 48170


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
[x] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE


SEC 1344 (05-06)         Persons who are to respond to the collection of
                         information contained in this form are not required to
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


      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in our Current Report on Form 8-K filed on November 14, 2007 with the Securities and Exchange Commission, we have determined that an error was made in the preparation of our previously issued Consolidated Balance Sheets for the fiscal years ended June 30, 2007 and June 30, 2006 and Consolidated Statements of Cash Flow for the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005 included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007 (the "Form 10-K"). The error related to the reporting of investment grade securities, primarily auction rate securities, as cash equivalents. Based on a review of SEC staff interpretations and FASB Statement 115, "Accounting for Certain Investments in Debt and Equity Securities", we have concluded that these investments should have been classified as short-term investments.

The correction of this error has no effect on the Company's Consolidated Statements of Income for the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005. However, on November 11, 2007, the Company's Audit Committee determined that it is necessary to restate certain line items on the Consolidated Balance Sheets for the fiscal years ended June 30, 2007 and June 30, 2006 and on the Consolidated Statements of Cash Flow for the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005 to correct the error. We are in the process of preparing Amendment No. 1 to our Form 10-K (the "Form 10-K/A") in connection with the restatement. We are unable to file our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (the "Form 10-Q") until we have completed the restatement and filed the Form 10-K/A because information contained in the Form 10-K/A will impact the disclosures to be contained in the Form 10-Q. We expect to file the Form 10-K/A and the Form 10-Q on or before November 19, 2007.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    John H. Lowry, III                    734                414-4816
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          (Name)                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                               Yes [x] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes [ ] No [x]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                Perceptron, Inc.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:  November 14, 2007                By:  /s/ John H. Lowry, III
                                             -----------------------------------

                                             Name: John H. Lowry, III
                                             Title: Chief Financial Officer

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                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------


SEC 1344 (05-06)         Persons who are to respond to the collection of
                         information contained in this form are not required to respond unless the form displays a currently valid OMB control number